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                                   [LOGO] Amundi

                                          April 14, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:  SEC Staff Sarbanes-Oxley Review of Pioneer Bond Fund Filings

Ladies and Gentlemen:

   This letter is to respond to a follow-up comment received on March 22, 2023 from Ms. Lauren Hamilton of the Staff of the Securities and Exchange Commission in connection with the Staff's review of financial statements for the fiscal year ended June 30, 2022 and other filings made by Pioneer Bond Fund (the "Registrant"). Following is the Staff's comment and the Registrant's response thereto:

1.  Comment:  The Staff noted the Registrant's explanation of the accounting treatment for insurance-linked securities in response to the Staff's initial comment. The Staff requested that the Registrant supplementally confirm the dollar amount and percentage of income recognized for the fiscal year ended June 30, 2022 that was related to the collateralized reinsurance, reinsurance sidecars and industry loss warranties held by the Registrant. The Staff further requested that the Registrant supplementally explain how such income is being accounted for and recognized in the financial statements.

Response:     The Registrant confirms that, for its fiscal year ended June 30,
              2022, it recognized $1,273,323, $3,134,597 and $0 of dividend income related to collateralized reinsurance, reinsurance sidecars and industry loss warranties, respectively, representing
              0.81%, 2.00% and 0.00% of the Registrant's gross income, respectively.

              The Registrant notes that dividend income from collateralized reinsurance, reinsurance sidecars and industry loss warranties is accounted for and recognized in the financial statements when a cash payment is received. The Registrant notes that collateralized reinsurance and reinsurance sidecars are based on a reinsurer's catastrophe-oriented loss experience whereas industry loss warranties are based on catastrophe-oriented losses experienced by the insurance industry as a whole. Investors generally receive information on income payable by such investments only after such amounts are communicated

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              pursuant to terms of the investment. Accordingly,
              dividend income from such investments is recognized on a cash basis.

   Please contact me directly at 617-422-4697 if you require any further clarification.

                                          Very truly yours,

                                          /s/ Anthony J. Koenig, Jr.
					  ---------------------------
					  Anthony J. Koenig, Jr.
                                          Treasurer, Pioneer Funds

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